14045831

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
405

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 E. Lancaster Ave, Suite 300
(No. and Street)

Wynnewood (City) Pennsylvania (State) 19096 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Clapper (610) 896-3004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700 (Address) Philadelphia, PA (City) (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, David Clapper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DONNA M. RITTERSHAUSEN, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 24, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS Investment Resources, LLC

(A wholly-owned limited liability company of CMS Holdco, LLC)

Financial Statement with
Independent Auditor's Report
December 31, 2013

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

CMS Investment Resources, LLC
(A wholly-owned limited liability company of CMS Holdco, LLC)

Financial Statement with
Independent Auditor's Report
December 31, 2013

CMS Investment Resources, LLC
(A wholly-owned limited liability company of CMS Holdco, LLC)

Contents

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Independent Auditor's Report

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

We have audited the accompanying statement of financial condition of CMS Investment Resources, LLC (the Company) (a wholly-owned limited liability company of CMS Holdco, LLC), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CMS Investment Resources, LLC (wholly-owned limited liability Company of CMS Holdco, LLC) as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 26, 2014

Financial Statement

CMS Investment Resources, LLC
(A wholly-owned limited liability company of CMS Holdco, LLC)

Statement of Financial Condition

December 31,	2013
Assets	
Cash	$ 2,368,260
Placement fees receivables	684,294
Insurance commissions receivables	24,309
Due from affiliated entities	355
Prepaid expenses	71,376
Investment in partnership	2,963
Total Assets	$ 3,151,557
Liabilities and Member's Capital	
Liabilities	
Accounts payable and accrued expenses	$ 96,164
Accrued state and local taxes	2,316
Due to affiliated entities	549,250
Accrued stockholder redemption	220,052
Total Liabilities	867,782
Member's Capital	2,283,775
Total Liabilities and Member's Capital	$ 3,151,557

The accompanying notes are an integral part of these financial statements.

1. Organization

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, LLC ("Company") is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company is wholly-owned by CMS Holdco LLC ("Holdco").

Effective November 1, 2013, the Company began operating in a limited capacity and is no longer engaging in any new selling activities. The Company will continue to exist to receive residual compensation related to private placements sold prior to December 31, 2013 and renewal compensation for variable insurance sales that originated prior to December 31, 2013. As a result of these changes, the Company filed for and was granted by FINRA a Two-Principal Waiver pursuant to NASD Rule 1021(e)(2).

2. Summary of Significant Accounting Policies

Investment in Partnership

The Company considers the provisions of FASB ASC 810-10 "Consolidation" and ASC 810-20, "Control of Partnerships and Similar Entities" when determining the method of accounting for investments. In instances where the Company determines that an investment is not a variable interest entity, the Company first considers ASC 810-20. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the general partner does not control the limited partnership and as such overcomes the presumption of control and consolidation by the general partner.

ASC 810-10 addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. ASC 810-10 may require consolidation by the Company of certain investee assets and liabilities and results of operations in the financial statements of the Company. If consolidated, minority interest would be recorded for the investee ownership share attributable to other investors. Where consolidation is not required, additional disclosures may be required of the investee.

The Company has evaluated its investment in the partnership to determine whether this entity met the guidelines of consolidation in accordance with ASC 810-10. This examination consisted of reviewing the sufficiency of equity at risk, controlling financial interests, voting rights, and obligations to absorb expected residual losses and expected gains. Based on the Company's evaluation, the partnership is considered a variable interest entity. However, the Company has concluded that it is not the primary beneficiary, given the other investor's controlling interest, and was not required to consolidate this investment.

Fair Value Measurements

ASC 820 "Fair Value Measurements", as it relates to financial assets and liabilities, establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, the fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the partnership has the ability to access at the measurement date;

Level 2 - Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3 - Prices, inputs or certain modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Allowance for Doubtful Accounts

Placement fees receivable are stated at unpaid balance, less an allowance for doubtful accounts. Management's periodic evaluation of the adequacy of the allowance is based on risks inherent in the placement fees receivable balance. Based on that evaluation, management provides for possible uncollectible amounts by establishing a valuation allowance with a charge to bad debt expense. Balances that are outstanding after management has used reasonable collection efforts are written off by a charge to the valuation allowance. There is no valuation allowance at December 31, 2013.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is earned from the placement of variable annuity insurance and fees associated with the placement of private debt and equity securities. Commission income from the placement of variable annuity insurance is recognized upon notification of policy placement or renewal. Placement fee income from the placement of private debt securities is earned monthly based on the amount of debt principal outstanding. Private equity security placement fees are earned when a client is admitted into a fund by the fund sponsor.

Income Taxes

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is primarily reported in the tax return of its single member, Holdco. Certain state jurisdictions, however, will subject the Company to entity-level taxation as a SMLLC.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2013, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. Generally, the Company is potentially subject to Federal and state income tax examinations in major jurisdictions subsequent to 2009.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. Management has not experienced any losses and believes it is not exposed to any significant credit risk.

Placement Fee Income

The Company earns private equity security placement fees when a client is admitted into a fund. Accounts receivable derived from significant funds for 2013 was as follows:

	Account Receivable
Fund D	33 %
Fund E	41 %
Fund F	13 %

4. Fair Value Measurements

Management's valuation technique primarily utilized data received from the investment's general partner. The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities.

The following is a tabular presentation of fair value of investments as of December 31, 2013 by valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Investment in Partnership	$ -	$ -	$ 2,963	$ 2,963

The following is a reconciliation of changes in fair value of the investment classified as Level 3 for the year ended December 31, 2013:

Balance as of January 1, 2013	$ 2,863
Purchases	111
Distributions	(427)
Equity in earnings of investment in partnership	416
Balance as of December 31, 2013	$ 2,963

The Company has one liability, a guarantee to repay carried interest distributions received from its' Investment in Partnership, which is measured at fair value as of December 31, 2013 and is included in accounts payable and accrued expenses in the accompanying Statement of Financial Condition. The following is a tabular presentation of fair value of that liability as of December 31, 2013 by valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Guarantee	$ -	$ -	$ 22,310	$ 22,310

There were no changes in fair value of the liability classified as Level 3 for the year ended December 31, 2013.

5. Related Party Transactions

Expense Sharing Agreement

Effective January 1, 2012, the Company entered into an expense sharing agreement with Holdco, whereby Holdco (i) employs personnel who perform services for the Company and (ii) Holdco funds certain other expenses such as facility rental costs, computer and IT costs, insurance premiums, among others on behalf of the Company. At December 31, 2013 the Company has a payable to Holdco of $87,987 for amounts incurred under this expense sharing agreement, and is included in due to, affiliated entities in the accompanying statement of financial condition.

The Company also reimburses Holdco for insurance and placement commissions earned by its shareholders who are registered representatives of the Company. At December 31, 2013, the Company has a payable to Holdco of $413,159 and is included in due to, affiliated entities in the accompanying statement of financial condition.

Administrative Services Agreement

Effective January 1, 2012, the Company also entered into an administrative services agreement with MainLine Investment Partners, LLC ("MLIP"), an affiliated entity that has common owners with Holdco, whereby MLIP employs personnel who provide management oversight and "backoffice" and similar support to the Company. At December 31, 2013, the Company has a payable to Holdco of, $48,104 and is included in due to, affiliated entities in the accompanying statement of financial condition, related to services provided pursuant to this agreement.

Due to Affiliates

As of December 31, 2013, the Company had due from affiliates totaling $355. This amount is due upon demand, noninterest-bearing and represents expenses paid by the Company on behalf of affiliated entities.

Accrued Stockholder Redemption

As of December 31, 2013, the Company has a liability recorded of $220,052 related to a future obligation to a shareholder of Holdco that is expected to be paid in 2017.

Guaranteed Payments to Members

Guaranteed payments to members are payments that are guaranteed to be made to a member irrespective of whether the Company makes a profit or not. Guaranteed payments to members are made to compensate the members for services provided to the Company.

Rose Glen Servicing Agreement

Effective November 1, 2013, the Company has entered into a servicing agreement with Rose Glen Life Portfolio Analysis, LLC ("Rose Glen") to have Rose Glen service the existing portfolio of life insurance policies that the Company previously sold to its' clients. A member of Holdco is the controlling member of Rose Glen..

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2013, the ratio was 0.59 to 1. At December 31, 2013, the Company had net capital, as defined, of $1,460,478, which was $1,402,562 in excess of its required net capital of $57,916.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

Various states in which the Company is registered as an investment adviser and a broker dealer require a minimum net capital requirement of $25,000.

7. Litigation

Certain CMS-affiliated entities have filed lawsuits against various unrelated individuals and entities relating to a substantial theft that was perpetrated against the assets of CMS Life Insurance Opportunity Fund, L.P.(the "Life Insurance Fund"), and its portfolio holdings. The Company, acting in its capacity as a broker-dealer, sold equity participations to investors in the Life Insurance Fund and notes issued by RAI SPV2, LLC, which in turn acquired participating interests in the policies that formed part of the underlying portfolio holdings of the Life Insurance Fund. Various investors have entered into tolling and standstill agreements with CMS-affiliated entities, and one investor has threatened unspecified litigation. There is no pending litigation against the Company, and at this time, the Company believes that any loss contingency related to the unspecified litigation as a result of these events is remote.

8. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors, Officers, and Member
CMS Investment Resources, LLC
Wynnewood, Pennsylvania

In planning and performing our audit of the financial statements of CMS Investment Resources, LLC (the Company) (a wholly-owned limited liability company of CMS Holdco, LLC), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 26, 2014